UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D
         Under the Securities Exchange Act of 1934

                     (Amendment No. 8)

                 M.H. Meyerson & Co., Inc.
-----------------------------------------------------------
                     (Name of Issuer)

               Common Stock, $.01 par value
-----------------------------------------------------------
              (Title of Class of Securities)

                          55301Q
-----------------------------------------------------------
                      (CUSIP Number)

                      Gregg Giaquinto
                  111 Broadway, 3rd Floor
                 New York, New York 10006
-----------------------------------------------------------
       (Name, Address and Telephone Number of Person
    Authorized To Receive Notices and Communications)

                     December 21, 2000
-----------------------------------------------------------
  (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or





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otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act.

















































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CUSIP No.: 55301Q

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification No. of Above Person

         Electronic Trading Group, L.L.C. - ID #133802811

2.  Check the Appropriate Box if a Member of a Group

         a.   [ ]
         b.   [ ]

3.  SEC Use Only

4.  Source of Funds

         WC - See Item 3

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(D) or 2(E)

              [ ]


6.  Citizenship or Place of Organization

         Illinois

Number of Shares Beneficially Owned by Each Reporting Person
With:

    7.   Sole Voting Power:

         See Item 5

    8.   Shared Voting Power:

         See Item 5

    9.   Sole Dispositive Power:

         See Item 5

    10.  Shared Dispositive Power:

         See Item 5





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11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

              787,509 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         [ ]

13. Percent of Class Represented by Amount in Row (11)

         11.98% - See Item 5

14. Type of Reporting Person

         B/D

































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CUSIP No.: 55301Q

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Robert Kanter - ID #051321390

2.  Check the Appropriate Box if a Member of a Group

         a.   [ ]
         b.   [ ]

3.  SEC Use Only

4.  Source of Funds

         N/A

5.  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(D) or 2(E)

              [ ]

6.  Citizenship or Place of Organization

         U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person
With:

    7.   Sole Voting Power:

         See Item 5

    8.   Shared Voting Power:

         See Item 5

    9.   Sole Dispositive Power:

         See Item 5

    10.  Shared Dispositive Power:

         See Item 5






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11. Aggregate Amount Beneficially Owned by Each Reporting
    Person

              787,509 - See Item 5 (not to be construed as an admission of beneficial ownership)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares

         [ ]

13. Percent of Class Represented by Amount in Row (11)

         11.98% - See Item 5

14. Type of Reporting Person

         IN

































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    Electronic Trading Group, L.L.C. hereby amends and
    supplements the Schedule 13D dated as of April 17, 2000 originally filed with the Securities and Exchange Commission (the "SEC") on April 27, 2000 as amended by
    (i) Amendment No. 1 dated as of April 24, 2000 filed with the SEC on April 28, 2000; (ii) Amendment No. 2 dated as of May 24, 2000 filed with the SEC on May 26, 2000; (iii) Amendment No. 3 dated as of July 27, 2000 filed with the SEC on August 1, 2000; (iv) Amendment No. 4 dated as of September 5, 2000 filed with the SEC on September 12, 2000; (v) Amendment No. 5 dated as of September 14, 2000 filed with the SEC on September 18, 2000; (vi) Amendment No. 6 dated as of September 26, 2000 filed with the SEC on September 28, 2000; and (vii) Amendment No. 7 dated as of November 28, 2000 filed with the SEC on December 1, 2000 (the "Schedule") as follows:

Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 of the Schedule is hereby amended by inserting the following at the end of the first paragraph thereof:

         From November 29, 2000 to December 21, 2000, the Company purchased and sold shares of the Issuer's Common Stock resulting in an aggregate net purchase of 68,799 additional shares through open market transactions at average daily prices ranging from $2.0625 to $3.1250 per share, for a net purchase price of $173,106.38. All purchases during such period were effected in an investment account at Spear, Leeds & Kellogg ("SLK"), a broker-dealer, pursuant to arrangements under which SLK may be deemed to have extended credit in connection with such purchases.


Item 5.  Interest in Securities of the Issuer

         Item 5(a) of the Schedule is hereby deleted in its entirety and replaced with the following:

         The Company beneficially owns, in the aggregate, 787,509 shares of the Issuer's Common Stock, which constitutes 11.98% of the Issuer's outstanding
         Common Stock as of December 1, 2000, as disclosed in the Issuer's Form 10-Q filed on December 15,



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         2000.  Of the 787,509 shares of Common Stock
         beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and
         (ii) the power to dispose or direct the disposition of all the shares.

         Item 5(b) of the Schedule is hereby deleted in its entirety and replaced with the following:

         Of the 787,509 shares of Common Stock beneficially owned by the Company, Mr. Kanter may be deemed to share with the Company (i) the power to vote or direct the vote of all of the shares and (ii) the power to dispose or direct the disposition of all the shares.

         Item 5(c) of the Schedule is amended by inserting the following at the end thereof:

         As shown in Addendum 1 hereto, from November 29,
         2000 to December 21, 2000, the Company made a net purchase of 68,799 additional shares of the Issuer's Common Stock in open market transactions.

Item 7.  Material to be Filed as Exhibits


         Item 7.1 of the Schedule is hereby amended by deleting "November 28, 2000" in the third line and inserting "December 21, 2000" in lieu thereof.




















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         Addendum 1 to the Schedule is hereby amended by
    inserting the following at the end thereof:

                Shares     Shares                 Average Price Per Share
  Date       Purchased     (Sold)   Position       (Excluding commission)
11/29/00        4,000               722,710                  2.7500
11/30/00       12,700               735,410                  2.7500
11/30/00          700               736,110                  2.7500
11/30/00        1,900               738,010                  2.7500
11/30/00        1,800               739,810                  2.7500
11/30/00          600               740,410                  2.7500
11/30/00          100               740,510                  2.7500
11/30/00        1,400               741,910                  2.7500
11/30/00        1,000               742,910                  2.7500
11/30/00          600               743,510                  2.7500
11/30/00        1,900               745,410                  2.7500
11/30/00          500               745,910                  2.7500
11/30/00        2,000               747,910                  2.7500
11/30/00        5,000               752,910                  2.7500
12/1/00                   (5,000)   747,910                  3.0000
12/1/00           800               748,710                  2.9375
12/1/00         1,800               750,510                  2.9375
12/1/00           300               750,810                  2.9375
12/1/00         1,300               752,110                  2.9375
12/4/00                   (1,200)   750,910                  2.9063
12/4/00                     (100)   750,810                  2.9375
12/4/00                     (100)   750,710                  2.9375
12/4/00                   (2,500)   748,210                  2.9375
12/4/00         1,000               749,210                  2.8750
12/4/00           300               749,510                  2.9063
12/4/00           700               750,210                  2.9375
12/4/00         1,000               751,210                  2.9375
12/4/00           700               751,910                  2.9688
12/5/00                   (3,000)   748,910                  3.1250
12/5/00           600               749,510                  3.0625
12/5/00         1,400               750,910                  3.1250
12/6/00                   (2,900)   748,010                  3.1250
12/6/00                     (200)   747,810                  3.1250
12/6/00                     (400)   747,410                  3.1250
12/6/00                   (2,000)   745,410                  3.1250
12/11/00        1,000               746,410                  2.8750
12/11/00        3,500               749,910                  2.9375
12/12/00                    (800)   749,110                  2.9375
12/12/00                  (1,600)   747,510                  2.9375
12/12/00                  (1,401)   746,109                  3.0000
12/13/00        2,000               748,109                  2.6875
12/13/00        3,500               751,609                  2.7500
12/13/00        3,500               755,109                  2.8125



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12/13/00        3,500               758,609                  2.8750
12/14/00                  (2,000)   756,609                  2.7500
12/14/00                  (2,000)   754,609                  2.7500
12/14/00                  (2,000)   752,609                  2.8125
12/15/00                  (2,000)   750,609                  2.5000
12/15/00                  (3,900)   746,709                  2.5625
12/15/00                    (500)   746,209                  2.7500
12/15/00       13,500               759,709                  2.5000
12/15/00        7,000               766,709                  2.5625
12/15/00        3,500               770,209                  2.6250
12/15/00        3,500               773,709                  2.6875
12/18/00          800               774,509                  2.3125
12/18/00        1,200               775,709                  2.3750
12/18/00        2,100               777,809                  2.3750
12/18/00                  (1,200)   776,609                  2.3750
12/18/00                  (1,000)   775,609                  2.3906
12/19/00        2,500               778,109                  2.2500
12/19/00        2,500               780,609                  2.3125
12/19/00                  (1,000)   779,609                  2.3125
12/19/00                  (1,500)   778,109                  2.3125
12/19/00                  (1,500)   776,609                  2.3750
12/19/00                  (2,000)   774,609                  2.4375
12/20/00          500               775,109                  2.1250
12/20/00                  (3,500)   771,609                  2.3125
12/20/00                  (1,000)   770,609                  2.3750
12/20/00        2,000               772,609                  2.1250
12/20/00        3,000               775,609                  2.1875
12/20/00        1,500               777,109                  2.2500
12/21/00        3,500               780,609                  2.0625
12/21/00        2,500               783,109                  2.1250
12/21/00        1,900               785,009                  2.1875
12/21/00        2,500               787,509                  2.1875


___________________________________________________________________
Subtotal from
11/29/00 to    115,100   (46,301)
12/21/00

Aggregate
11/28/00
Position       718,710

Total as of  1,288,310  (500,801)    787,509                 4.5230
12/21/00






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                         SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigneds hereby certify that the information set forth in this statement is true, complete and correct.

                          ELECTRONIC TRADING GROUP, L.L.C.

                              /s/ Robert Kanter
                              ________________________
                          By:     Robert Kanter

                          Title:  Member Manager
                          Date:   December 21, 2000


                          ROBERT KANTER

                                  /s/ Robert Kanter
                                  ______________________
                          Date:   December 21, 2000





























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